SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

DCP MIDSTREAM, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

23311P100

(CUSIP Number)

Vanessa Allen Sutherland

Executive Vice President, Government Affairs,

General Counsel and Corporate Secretary

Phillips 66

2331 CityWest Boulevard

Houston, Texas 77042

(832) 765-3010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

William S. Anderson

Bracewell LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002-2770

(713) 221-1122

June 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 11 Pages

CUSIP No. 23311P100

1	NAMES OF REPORTING PERSONS DCP Midstream, LLC (“Midstream”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 117,762,526 Common Units†
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 117,762,526 Common Units†

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,762,526 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC; OO — limited liability company

†

The number of common units representing limited partner interests (“Common Units”) of DCP Midstream, LP reported as beneficially owned by Midstream in this Schedule 13D consists of the following: 50,874,908 Common Units owned directly by Midstream; and 66,887,618 Common Units owned by the General Partner (as defined below), which Midstream may be deemed to beneficially own as the sole limited partner of the General Partner and the sole member of GP LLC (as defined below), which is the general partner of the General Partner.

Page 3 of 11 Pages

CUSIP No. 23311P100

1	NAMES OF REPORTING PERSONS DCP Midstream GP, LLC (the “GP LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 66,887,618 Common Units††
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 66,887,618 Common Units††

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,887,618 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO — limited liability company

††	GP LLC is the general partner of the General Partner. Therefore, GP LLC may be deemed to be the beneficial owner of the 66,887,618 Common Units owned by the General Partner.

Page 4 of 11 Pages

CUSIP No. 23311P100

1	NAMES OF REPORTING PERSONS DCP Midstream GP, LP (the “General Partner”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 66,887,618 Common Units†††
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 66,887,618 Common Units†††

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,887,618 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN — limited partnership

†††

Midstream is the sole member of GP LLC, which is the general partner of the General Partner, and Midstream owns all of the limited partner interests in the General Partner. As such, Midstream and GP LLC may be deemed to be beneficial owners of the 66,887,618 Common Units owned by the General Partner.

Page 5 of 11 Pages

CUSIP No. 23311P100

1	NAMES OF REPORTING PERSONS Phillips 66 (“PSX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 208,677,458 Common Units††††
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 208,677,458 Common Units††††

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,677,458 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

††††

The number of Common Units reported as beneficially owned by PSX in this Schedule 13D consists of the following: 90,914,932 Common Units directly owned by P66 Project Development (as defined below), which PSX may be deemed to beneficially own through its wholly owned subsidiary, P66Co (as defined below), through its wholly owned subsidiary, P66 Project Shareholder (as defined below), which is the parent and sole owner of P66 Project Development; and 117,762,526 Common Units that Midstream directly beneficially owns and indirectly beneficially owns, which PSX may be deemed to beneficially own through its wholly owned subsidiary, P66Co, P66Co’s wholly owned subsidiary, P66 Project Shareholder, P66 Project Shareholder’s wholly owned subsidiary, P66 Project Development, and P66 Project Development’s wholly owned subsidiary, PGC (as defined below), which is the Class A Managing Member of Midstream.

Page 6 of 11 Pages

CUSIP No. 23311P100

1	NAMES OF REPORTING PERSONS Phillips 66 Company (“P66Co”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 208,677,458 Common Units†††††
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 208,677,458 Common Units†††††

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,677,458 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

†††† †

The number of Common Units reported as beneficially owned by P66Co in this Schedule 13D consists of the following: 90,914,932 Common Units directly owned by P66 Project Development, which P66Co may be deemed to beneficially own through its wholly owned subsidiary, P66 Project Shareholder, which is the parent and sole owner of P66 Project Development; and 117,762,526 Common Units that Midstream directly beneficially owns and indirectly beneficially owns, which P66Co may be deemed to beneficially own through its wholly owned subsidiary, P66 Project Shareholder, P66 Project Shareholder’s wholly owned subsidiary, P66 Project Development, and P66 Project Development’s wholly owned subsidiary, PGC, which is the Class A Managing Member of Midstream.

Page 7 of 11 Pages

CUSIP No. 23311P100

1	NAMES OF REPORTING PERSONS Phillips 66 Project Shareholder Inc. (“P66 Project Shareholder”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 208,677,458 Common Units††††††
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 208,677,458 Common Units††††††

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,677,458 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

†††† ††

The number of Common Units reported as beneficially owned by P66 Project Shareholder in this Schedule 13D consists of the following: 90,914,932 Common Units directly owned by P66 Project Development, which is a wholly owned subsidiary of P66 Project Shareholder; and 117,762,526 Common Units that Midstream directly beneficially owns and indirectly beneficially owns, which P66 Project Shareholder may be deemed to beneficially own through its wholly owned subsidiary, P66 Project Development, and P66 Project Development’s wholly owned subsidiary, PGC, which is the Class A Managing Member of Midstream.

Page 8 of 11 Pages

CUSIP No. 23311P100

1	NAMES OF REPORTING PERSONS Phillips 66 Project Development Inc. (“P66 Project Development”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 208,677,458 Common Units†††††††
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 208,677,458 Common Units†††††††

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,677,458 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

†††† †††

The number of Common Units reported as beneficially owned by P66 Project Development in this Schedule 13D consists of the following: 90,914,932 Common Units directly owned by P66 Project Development; and 117,762,526 Common Units that Midstream directly beneficially owns and indirectly beneficially owns, which P66 Project Development may be deemed to beneficially own through its wholly owned subsidiary, PGC, which is the Class A Managing Member of Midstream.

Page 9 of 11 Pages

CUSIP No. 23311P100

1	NAMES OF REPORTING PERSONS Phillips Gas Company LLC (“PGC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 117,762,526 Common Units††††††††
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 117,762,526 Common Units††††††††

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,762,526 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO — limited liability company

††††††††

 PGC, which is the Class A Managing Member of Midstream, may be deemed to control Midstream and therefore may, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, be deemed to be the indirect beneficial owner of the 117,762,526 Common Units that Midstream directly beneficially owns and indirectly beneficially owns. Accordingly, the number and percentage of Common Units reported as beneficially owned by PGC in this Schedule 13D consists of the following: 50,874,908 Common Units owned directly by Midstream; and 66,887,618 Common Units owned by the General Partner, which Midstream may be deemed to beneficially own as the sole limited partner of the General Partner and the sole member of GP LLC, which is the general partner of the General Partner.

Page 10 of 11 Pages

EXPLANATORY NOTE

This Amendment No. 14 to Schedule 13D (“Amendment No. 14”) amends and supplements the statement on Schedule 13D concerning the common units representing limited partner interests (“Common Units”) in DCP Midstream, LP (the “Partnership”) filed by Midstream (as defined below) and DCP LP Holdings, LLC on February 28, 2008 (as subsequently amended to date, the “Schedule 13D”). Only those items of the Schedule 13D that are being amended hereby are included herein.

Item 2. Identity and Background.

The information previously provided in response to this Item 2 is hereby amended and supplemented by adding the following paragraphs:

Effective June 1, 2023, George Green, Group Vice President and General Counsel of GP LLC, stepped down from his positions with GP LLC and its subsidiaries and affiliates.

As described in Item 4 of this Amendment No. 14, at the effective time of the Merger (as defined below), all of the Public Common Units (as defined below), including all of the Common Units owned by the directors and executive officers listed in this Item 2, were converted into the right to receive the Merger Consideration (as defined below). Accordingly, none of the directors or executive officers listed in this Item 2 own any Common Units.

Item 3. Source and Amount of Funds or Other Consideration.

The information previously provided in response to this Item 3 is hereby amended and supplemented by adding the following paragraph:

Pursuant to the DCP Merger Agreement (as defined below), the Merger Consideration described in Item 4 of this Amendment No. 14 (which Item 4 is incorporated herein by reference) consisted entirely of cash and totaled approximately $3.8 billion. The Merger Consideration was funded with cash on hand, including with proceeds from senior unsecured debt securities issued by P66Co in March 2023 and a pending draw of $1.25 billion on P66Co’s previously disclosed $1.5 billion delayed draw term loan agreement, which matures in June 2026. The Merger was not subject to any financing condition.

Item 4. Purpose of Transaction.

The information previously provided in response to this Item 4 is hereby amended and supplemented by adding the following paragraphs:

On June 15, 2023, pursuant to the terms of the DCP Merger Agreement, Merger Sub merged with and into the Partnership, with the Partnership surviving and continuing to exist as a Delaware limited partnership.

Pursuant to the DCP Merger Agreement, each Public Common Unit issued and outstanding as of immediately prior to the Effective Time (other than the Sponsor Owned Units, which remained outstanding and were unaffected by the Merger) was converted into the right to receive the Merger Consideration. The limited liability company interests in Merger Sub issued and outstanding immediately prior to the Effective Time were converted into a number of Common Units equal to the number of Public Common Units issued and outstanding immediately prior to the Effective Time. As a result of the Merger, the Reporting Persons collectively are the beneficial owners of all of the Common Units.

Following the consummation of the Merger, the Common Units were withdrawn from listing on the New York Stock Exchange and will be deregistered under the Exchange Act. Because the registration of the Common Units will be terminated, Common Units held by the Reporting Persons will no longer be subject to reporting under Section 13(d) of the Exchange Act upon effectiveness of the deregistration. Accordingly, this Amendment No. 14 constitutes an exit filing for the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)

See rows (11) and (13) of the cover pages to this Amendment No. 14 for the aggregate number of Common Units and percentages of Common Units beneficially owned by each of the Reporting Persons, which information is incorporated herein by reference.

(b)

See rows (7) through (10) of the cover pages to this Amendment No. 14 for the number of Common Units as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to direct the disposition, which information is incorporated herein by reference.

(c)	Other than as described in Item 3 and Item 4, during the past 60 days none of the Reporting Persons has effected any transactions in the Common Units.

(d)

PGC owns a 76.64% Class A Percentage Interest (as defined in the Third A&R LLC Agreement) in Midstream and Spectra DEFS Holding owns a 23.36% Class A Percentage Interest in Midstream. The Class A Membership Interests (as defined in the Third A&R LLC Agreement) in Midstream held by PGC and Spectra DEFS Holding represent such member’s share of the right to receive distributions from, or the proceeds from the sale of, the Common Units owned directly by Midstream and the General Partner.

(e)	Not applicable.

Page 11 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2023

DCP Midstream, LLC By: Phillips Gas Company LLC, its Class A Managing Member

By:	/s/ Kevin J. Mitchell
Name:	Kevin J. Mitchell
Title:	President

DCP Midstream GP, LLC

By:	/s/ Donald A. Baldridge
Name:	Donald A. Baldridge
Title:	Interim Chief Executive Officer

DCP Midstream GP, LP By: DCP Midstream GP, LLC, its general partner

By:	/s/ Donald A. Baldridge
Name:	Donald A. Baldridge
Title:	Interim Chief Executive Officer

Phillips 66

By:	/s/ Timothy D. Roberts
Name:	Timothy D. Roberts
Title:	Executive Vice President, Midstream and Chemicals

Phillips 66 Company

By:	/s/ Timothy D. Roberts
Name:	Timothy D. Roberts
Title:	Executive Vice President, Midstream and Chemicals

Phillips 66 Project Shareholder Inc.

By:	/s/ Timothy D. Roberts
Name:	Timothy D. Roberts
Title:	President

Phillips 66 Project Development Inc.

By:	/s/ Timothy D. Roberts
Name:	Timothy D. Roberts
Title:	President

Phillips Gas Company LLC

By:	/s/ Kevin J. Mitchell
Name:	Kevin J. Mitchell
Title:	President